                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                       SEC File Number 001-10883
                                                              CUSIP Number _____

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K    [ ] Form 11-K     [  ] Form 20-F   [ ] Form 10-Q
              [ ] Form N-SAR   [ ] Form N-CSR

For Period Ended:                    December 31, 2002
                   -------------------------------------------------------------

[ ]  Transition Report on Form 10-K         [ ] Transition Report of Form 10-Q
[ ]  Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
                                  ----------------------------------------------

       Read attached instruction sheet before preparing form. Please print or type.

       NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:             Wabash National Corporation
                          ------------------------------------------------------

Former name if applicable:
                          ------------------------------------------------------

Address of principal executive office (Street and number):
                                                     1000 Sagamore Parkway South
                                                     ---------------------------

City, state and zip code:            Lafayette, Indiana  47905
                           -----------------------------------------------------

                                     PART II
                             RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [ X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Wabash National Corporation ("Wabash") is not filing its Form 10-K for the period ended December 31, 2002, in a timely manner because it is in the process of completing documentation with its banks and senior noteholders for amending its term loan, revolving line of credit and senior notes. If the 10-K were filed on March 31, 2002, a significant amount of debt would be required to be classified as current as of December 31, 2002, because the amendment documentation had not been completed, and the opinion from its independent auditor would be qualified. If Wabash completes the lender documentation, the debt will not be classified as current and the opinion from its independent auditor would be unqualified. Wabash anticipates that completion of the amendment and related documentation will occur by April 15, 2003 at which time Wabash expects to be in a position to file its Form 10-K.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  Mark R. Holden                 765               771-5300
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                 (Name)                      (Area code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes     [ ] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes     [ ] No

         Following is an explanation of the anticipated change:

As noted in our February 21, 2003 press release, conditions in the U.S. trailer industry stabilized during 2002 after the industry experienced a historic decline in demand since 1999. It is believed the industry hit bottom during the first quarter of 2002 when annualized industry demand for new trailers was approximately 88,000 units, a 72% decline in demand in a little over two years. As a result, a number of the Company's competitors went out of business and/or shuttered plants. During this same period, the Company's business was similarly impacted as its production declined by 61% from its record high during 1999. As a result of these conditions the Company set about a comprehensive plan to scale its operations to meet demand and to survive, including: installing a new management team, rationalizing manufacturing and distribution capacity, reduced costs, reducing used trailer inventories and divesting international operations. These actions also began to improve the results from operations during 2002. As announced on February 21, 2003, the following are the results Wabash anticipates reporting in its annual report on Form 10-K (in millions, except per share amounts):

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
                                             Years Ended December 31,
                                             ------------------------
                                                2002          2001
                                              --------      --------
Net Sales                                     $  819.6      $  863.4

Net Loss                                      $  (56.2)     $ (232.2)
Loss per Share:
      Basic                                   $  (2.43)     $ (10.17)
                                              ========      ========
      Diluted                                 $  (2.43)     $ (10.17)
                                              ========      ========


                           Wabash National Corporation
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 1, 2003       By: /s/ Mark R. Holden
      -------------               ----------------------------------------------
                                  Mark R. Holden
                                  Senior Vice President, Chief Financial Officer


                                    ATTENTION
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)